[Letterhead of NextEra Energy Partners, LP]

November 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	NextEra Energy Partners, LP
Registration Statement on Form S-3 (Registration No. 333-260664)

Ladies & Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextEra Energy Partners, LP hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-260664) so that the Registration Statement becomes effective at 10:00 A.M., Eastern Time, on December 3, 2021, or as soon as practicable thereafter.

NEXTERA ENERGY PARTNERS, LP

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Corporate Secretary

cc:	Arthur Tornabene-Zalas